Exhibit 99.3

May 4, 2021	News Release 21-10

Pretivm Records First Quarter 2021 Operating and Financial Results; On-track for Annual Guidance, Continues to Deliver High Free Cash Flow

Vancouver, British Columbia, May 4, 2021; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces operating and financial results for the first quarter 2021 (see “Key Operating Metrics” and “Key Financial Metrics” tables below).

All amounts are in US dollars unless otherwise noted. This release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2021 and 2020, available on the Company’s website and on SEDAR and EDGAR.

“The first quarter of 2021 proved to be very challenging, but operations continued throughout the COVID-19 outbreak that occurred at Brucejack in February. This was only possible because of the tremendous dedication of our team, the support of our contractors and the contributions of our healthcare provider Iridia Medical, our First Nation community partners and BC Northern Health,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “Despite this challenge, we delivered yet another profitable quarter with $142.4 million in revenue and generated $51.0 million in free cash flow which allowed us to significantly reduce our debt with a discretionary payment of $38.0 million subsequent to the quarter end. We remain on track to achieve our annual guidance and the team is fully committed to executing on our plans for the remainder of 2021.”

“Our resource expansion drill program is only in the initial stages and has already intercepted high-grade mineralization immediately adjacent to existing underground infrastructure. Follow-up drilling is currently underway targeting the potential expansion of the Valley of the Kings deposit to the north and at depth. We experienced some delays with the program as a result of the COVID-19 outbreak in February, but we have adjusted our plans to increase the pace for the remainder of the year to achieve our objectives. Drilling results are expected to be released throughout the remainder of the year and we continue to be very excited by the geological potential at Brucejack.”

First Quarter 2021 Highlights

●	Our primary commitment remains the health and safety of our employees, contractors and neighbouring communities in northwest British Columbia (“BC”). We worked 692,213 hours with 1 lost-time injury during the first quarter 2021.

●	Operations maintained through the novel coronavirus (“COVID-19”) outbreak. Mining, milling and other development and exploration activities continued at reduced rates throughout the outbreak declared from February 10 to March 21, 2021. Additional protocols and procedures have been implemented to protect the health and safety of our workforce and local communities, including site-wide testing and the launch of a vaccination program.

●	Production was consistent with 85,795 ounces of gold produced in the first quarter 2021, compared to 82,888 ounces in the first quarter 2020. The increase in production was due to higher mill head grade of 8.2 grams per tonne gold slightly offset by lower throughput.

●	Increased revenues of $142.4 million from the sale of 81,707 ounces of gold. Revenue in the first quarter 2021 represents a 12.5% increase over the first quarter 2020 driven primarily by a 12.4% increase in the average realized price(1) of gold to $1,804 per ounce and higher gold sales.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

●	Another profitable quarter with $0.14 net earnings per share and $0.14 adjusted earnings per share(1,2). Net earnings were $26.6 million and adjusted earnings(1,2) were $25.4 million for the quarter, a substantial increase compared to the first quarter 2020, primarily due to higher revenues and lower deferred income taxes, partially offset by higher cost of sales. We revised our definition of adjusted earnings(2) in the first quarter of 2021 and as a result, adjusted earnings per share has been reduced by $0.08 per share in the quarter when compared to our prior definition.

●	Increased revenues drove EBITDA(1) of $68.1 million and free cash flow(1) generation of $51.0 million. EBITDA in the first quarter 2021 increased 21.0% compared to the first quarter 2020. Free cash flow in the first quarter 2021 was 21.9% higher than the first quarter 2020.

●	AISC(1) of $1,005 per ounce of gold sold below annual guidance. AISC in the first quarter 2021 was consistent with AISC of $996 per ounce of gold sold in the first quarter 2020. As a result of the COVID-19 outbreak, we incurred reduced levels of sustaining capital expenditures relative to expectations, which lowered AISC for the quarter below our guidance range.

●	We remain on track to achieve our 2021 operational and financial guidance, including production guidance between 325,000 and 365,000 ounces at an AISC between $1,060 and $1,190 per ounce of gold sold. Due to the impacts of the COVID-19 outbreak on operational activities, combined with performance issues with several stopes during and following the outbreak, we currently expect gold production and grade in the second quarter of the year to be below our guidance range on an annualized basis.

●	Cash and cash equivalents increased to $208.9 million as at March 31, 2021 from $174.8 million as at December 31, 2020. As at March 31, 2021, we have available liquidity of $369.3 million including cash and cash equivalents and the undrawn revolving portion of our senior secured loan facility (the “Loan Facility”). Subsequent to the quarter end, we voluntarily repaid the remaining amount of $38.0 million on the revolving portion of our Loan Facility.

●	Underground drilling confirms potential for Mineral Resource expansion at Brucejack. Initial drill results intercepted high-grade gold mineralization and demonstrate the potential to extend the Valley of the Kings deposit directly to the north and at depth adjacent to existing infrastructure. Follow-up drill programs are currently under way and results are expected in the third quarter 2021.

First Quarter 2021 Operations Overview

Key Operating Metrics

	3 months ended Mar. 31,
	2021	2020
Ore milled (t)	341,057	345,139
Mill throughput (tpd)	3,790	3,793
Head grade (g/t gold)	8.2	7.8
Gold recovery (%)	96.8	96.4
Gold produced (oz)	85,795	82,888

Abbreviations: t (tonnes), tpd (tonnes per day), g/t (gram per tonne) and oz (ounces).

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

[2]	Refer to the revised definition of adjusted earnings in the “Non-IFRS Financial Performance Measures” section.

We established COVID-19 management plans and implemented enhanced protocols and preventative measures to mitigate the spread of COVID-19 at the onset of the pandemic in 2020.

On February 10, 2021, a COVID-19 outbreak was declared at the Brucejack Mine by the BC Northern Health Medical Health Officer. To protect the health and safety of our workforce and local communities, we quickly implemented our COVID-19 confirmed case management plan which included enhanced outbreak protocols, restrictions on travel to and from the Brucejack Mine while site wide testing was conducted and an assessment by BC Northern Health could be completed.

On March 21, 2021, BC Northern Health declared an end to the COVID-19 outbreak at the Brucejack Mine. Throughout the outbreak, mine and mill production continued at reduced rates due, in part, to our preparedness for such an event.

We continue to follow our COVID-19 management plans as well as directives of federal, provincial and regional authorities. We also continue to enhance our commitment to preventative measures for our workforce and local communities, and under the guidance of the local health authority, a program to administer COVID-19 vaccinations was initiated at the Brucejack Mine.

Any future impacts of COVID-19 remain uncertain, and the COVID-19 pandemic and any future emergence and spread of similar pathogens or another outbreak at the Brucejack Mine could have a material adverse impact on our business, operations and operating results, projects (including without limitation, capital projects and associated costs and schedules), financial condition, liquidity and market for our securities.

During the three months ended March 31, 2021, a total of 341,057 tonnes of ore, equivalent to a throughput rate of 3,790 tonnes per day, were processed. This was a 1.2% decrease from the comparable period in 2020, in which a total of 345,139 tonnes of ore, equivalent to a throughput rate of 3,793 tonnes per day, were processed. The decrease in ore milled was due to operating at reduced throughput rates during the COVID-19 outbreak.

The mill feed grade averaged 8.2 grams per tonne gold for the first quarter 2021 compared to 7.8 grams per tonne gold in comparable period in 2020. Mill feed grade was higher due to planned mine sequencing and higher grade stopes mined in the period.

Gold recovery for the first quarter 2021 was 96.8% compared to 96.4% in the comparable period in 2020. Gold recovery improved slightly with higher head grade.

We continued our lateral development, achieving approximately 1,040 meters per month (2020 – 928 meters per month) for a total of 3,119 meters completed during the first quarter 2021 (first quarter 2020 – 2,784 meters). Despite achieving our targeted rate of 1,000 meters per month, the performance of lateral development was lower than anticipated due to the COVID-19 outbreak.

Diamond drilling activity continued to progress during the first quarter 2021 with up to six diamond drills on site conducting infill and resource expansion drilling. Infill diamond drilling targeted Mineral Reserves proximal to mine infrastructure to build stope inventory and provide flexibility for near term mining. A total of 39,386 meters of diamond drilling was completed for the three months ended March 31, 2021. The rate of diamond drilling performance was reduced during the COVID-19 outbreak.

We expect to continue to focus on advancing underground development to expand mine access at depth and to the west. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production and additional platforms for resource expansion drilling. As of March 31, 2021, we had 276,000 drilled tonnes of stope inventory, an increase of 23.7% from 223,000 tonnes at December 31, 2020.

During the three months ended March 31, 2021, the Brucejack Mine produced 85,795 ounces of gold and 117,905 ounces of silver. For the comparable period in 2020, we produced 82,888 ounces of gold and 123,926 ounces of silver. The increase in production was due to higher head grade of 8.2 grams per tonne gold slightly offset by lower throughput.

First Quarter 2021 Financial Overview

Key Financial Metrics

	3 months ended Mar. 31,
In thousands of USD, except for per ounce data	2021	2020 (1)
Gold sold (oz)	81,707	80,460
Average realized price ($/oz)[2]	1,804	1,605
Revenue ($)	142,428	126,560
Cost of sales ($)	93,796	84,141
EBITDA ($)[2]	68,060	56,260
Net earnings ($)	26,595	8,770
Net earnings ($/share)	0.14	0.05
Adjusted earnings ($)[2,3]	25,351	15,223
Adjusted earnings ($/share)[2,3]	0.14	0.08
Production cost ($/milled tonne)	198	179
Total cash cost ($/oz)[2]	830	787
AISC ($/oz)[2]	1,005	996

Abbreviations: t (tonnes), tpd (tonnes per day), g/t (gram per tonne) and oz (ounces).

1.	Amounts included in the table above for the three months ended March 31, 2020 have been restated to account for the voluntary change in accounting policy related to exploration and evaluation (“E&E”) expenditures. Refer to the “Change in Accounting Policy” section at the end of this news release.

2.	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

3.	In addition to the voluntary change in accounting policy related to exploration and evaluation expenditures, adjusted earnings has been restated to reflect management’s new definition as described in the “Non-IFRS Financial Performance Measures” section.

For the three months ended March 31, 2021, we sold 81,707 ounces of gold, a 1.5% increase from 80,460 ounces of gold sold in the comparable period in 2020. The average realized gold price was $1,804 per ounce of gold, a 12.4% increase from the average realized gold price in the comparable period in 2020. The gold price rose over the course of 2020 amid economic uncertainty that was exacerbated by the COVID-19 pandemic starting in March 2020. Although the gold price declined during the first quarter of 2021 it remained higher than in the comparative period of 2020. The average London Bullion Market Association AM and PM market price over the three months ended March 31, 2021 was $1,796 (2020 – $1,583) per ounce of gold.

Revenue of $142.4 million for the first quarter 2021 increased by 12.5% from the first quarter 2020. The increase in revenue was primarily the result of higher average realized gold prices on higher ounces sold.

Total cash costs for the three months ended March 31, 2021 were $830 per ounce of gold sold compared to $787 per ounce of gold sold in the comparable period in 2020. Total cash costs increased due to higher production costs primarily due to COVID-19 safety and testing protocols and the strengthening Canadian dollar.

AISC for the three months ended March 31, 2021 totaled $1,005 per ounce of gold sold compared to $996 per ounce of gold sold in the comparable period in 2020. AISC increased for the same reasons as total cash costs offset by lower treatment and refinery charges and corporate administrative costs. Sustaining capital expenditures, a component of AISC for the three months ended March 31, 2021 were $5.8 million, slightly lower than $6.0 million in the comparable period of 2020.

The movement in the Canadian dollar to United States dollar foreign exchange rate during the first quarter of 2021 impacted total cash costs and AISC by approximately $65 per ounce of gold sold in the period.

Costs associated with COVID-19 safety protocols and the COVID-19 outbreak impacted total cash costs and AISC by approximately $32 per ounce of gold sold in the first quarter of 2021 as compared to nil in the comparable period of 2020 as we did not incur costs associated with the COVID-19 pandemic until April 2020.

Net earnings and comprehensive earnings for the three months ended March 31, 2021 were $26.6 million compared to $8.8 million for the comparable period in 2020. The increase in net earnings was primarily attributed to higher gold prices realized on higher ounces sold, a decrease in interest and finance expense on the Loan Facility, a decrease in deferred income tax expense partially offset by an increase in production costs.

EBITDA of $68.1 million in the first quarter 2021 increased by 21.0% from $56.3 million in the comparable period primarily due to increased revenues partially offset by higher production costs.

Adjusted earnings for the three months ended March 31, 2021 was $25.4 million compared to $15.2 million for the comparable period in 2020. Adjusted earnings was impacted by the same reasons as net earnings as well as fluctuations in foreign exchanges rates during the period.

Liquidity and Capital Resources

Cash Flow

	3 months ended Mar. 31,
In thousands of USD	2021	2020(1)
Cash flow information
Cash generated by operating activities ($)	61,263	51,284
Cash used in financing activities ($)	(17,604)	(22,941)
Cash used in investing activities ($)	(10,294)	(9,481)
Effect of foreign exchange rate changes on cash and cash equivalents ($)	852	(1,470)
Change in cash & cash equivalents ($)	34,181	17,392
Free cash flow ($)[2]	50,969	41,803

1.	Amounts included in the table above for the three months ended March 31, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Change in Accounting Policy” section at the end of this news release.

2.	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

During the three months ended March 31, 2021, we incurred $5.8 million on sustaining capital expenditures compared to $6.0 million in the comparable period in 2020. Sustaining capital expenditures during the period included underground resource drilling. In the comparable period in 2020, sustaining capital expenditures included the purchase of two reverse circulation drills, initial construction costs for the new bulk gravity lab and capitalized development costs.

During the three months ended March 31, 2021, we incurred $9.7 million on expansion capital expenditures. Significant expansion capital expenditures during the period included initial construction costs for the new permanent camps at Brucejack, the new assay lab and integrated core shack.

Free cash flow for the three months ended March 31, 2021 was $51.0 million compared to $41.8 million for the comparable period in 2020.

Our cash and cash equivalents as at March 31, 2021 totaled $208.9 million, increasing by $34.2 million from $174.8 million as at December 31, 2020. The increase in cash and cash equivalents was primarily due to free cash flow of $51.0 million less cash used in financing activities of $17.5 million for the three months ended March 31, 2021.

At March 31, 2021, the undrawn portion of the Loan Facility was $160.3 million. Subsequent to the quarter end, we voluntarily repaid the entire remaining amount of $38.0 million on the revolving portion of our Loan Facility.

Qualified Persons

Patrick Godin, P.Eng., Vice President and Chief Operating Officer, Pretium Resources Inc. is a Qualified Person (“QP”) as defined by NI 43-101, and has reviewed and approved the scientific and technical information contained in this news release, other than in respect of the resource expansion underground drill program.

Stephanie Wafforn, P.Geo., Pretivm’s Resource Manager is the QP, as defined by NI 43-101, responsible for the 2020 resource expansion underground drill program and has reviewed and approved the scientific and technical information in this news release related thereto.

Webcast and Conference Call

The webcast and conference call to discuss the first quarter 2021 operating and financial results and updates will take place Wednesday, May 5, 2021 at 9:00 am PT (12:00 pm ET).

Webcast and conference call details:

Wednesday, May 5, 2021 at 9:00 am PT (12:00 pm ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until May 19, 2021:

Toll Free (North America)	1-800-319-6413
Access Code	6384

About Pretivm

Pretivm is an intermediate gold producer and owns 100% the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Troy Shultz

Manager, Investor Relations &

Corporate Communications

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(604) 558-1784

invest@pretivm.com

(SEDAR filings: Pretium Resources Inc.)

Change in Accounting Policy – exploration and evaluation (“E&E”) expenditures

We adopted a voluntary change in our accounting policy for E&E expenditures, effective January 1, 2021 applying the change fully retrospectively. As a result, balances of comparative periods have been restated. Under the new policy, we recognize these expenditures as E&E costs in the statement of earnings in the period incurred until management concludes the technical feasibility and commercial viability of a mineral deposit has been established. Costs that represent the acquisition of rights to explore a mineral deposit continue to be capitalized. Prior to January 1, 2021, our policy was to capitalize E&E expenditures as E&E assets. Refer to Note 2B of the Company’s Financial Statements for further details related to accounting policy change.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s MD&A for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

New definition of adjusted earnings and adjusted basic earnings per share

We use adjusted earnings and adjusted basic earnings per share to measure our underlying operating and financial performance.

Effective January 1, 2021, we changed the definition of adjusted earnings to better reflect what we consider our underlying operations of the business. All prior periods have been restated to reflect the new definition of adjusted earnings.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of our underlying operations, including: foreign exchange (gain) loss; (gain) loss on financial instruments at fair value; the impact of foreign exchange on Canadian denominated tax attributes, (gain) loss on financial instruments at fair value and non-recurring loss on sale of exploration and evaluation assets and associated tax impacts. Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

In prior periods, adjusted earnings was defined as net earnings adjusted to exclude the following: accretion on convertible notes, amortization of Loan Facility transaction costs, deferred income tax expense, (gain) loss on financial instruments at fair value and non-recurring loss on sale of exploration and evaluation asset.

As a result of our revised definition adjusted earnings per share has been reduced by $0.08 per share in the first quarter of 2021 and $0.07 per share in the comparable period when compared to the prior definition.

Adjusted Earnings Reconciliation to Prior Definition

(in thousands of USD except for per share data)	New definition Q1 2021	Prior definition Q1 2021
Net earnings	26,595	26,595
Adjusted for:
Foreign exchange (gain) loss	(298)	-
Foreign exchange (gain) loss on CAD denominated tax attributes	(946)	(946)
Amortization of Loan Facility transaction costs	-	1,373
Accretion of convertible note	-	379
Deferred income tax expense (not already adjusted)	-	13,563
Adjusted earnings	25,351	40,914
Adjusted earnings per share	0.14	0.22

Forward-Looking Information

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the effects of the COVID-19 outbreak as a global pandemic and the Brucejack Mine, including anticipated operational and financial impacts (including, without limitation, impacts on our capital projects and associated costs and schedules) and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans, including related protocols and procedures; production and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated costs and cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine processing and production rate and gold recovery rate; capital modifications and upgrades, underground development and exploration drilling and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith; debt, operating, decommissioning, restoration and other obligations and commitments including their payment and timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our definition, sustaining, expansion and underground exploration drill programs, our near-mine exploration program and our grassroots exploration program, and the specifications, targets, results, benefits, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources, including any updates thereto; parameters, assumptions and interpretation models used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our officer compensation policy, approach and practice; our relationship with community stakeholders; litigation matters, including our expectations with regards to the merits thereof and liability resulting therefrom; environmental matters; payment of taxes, our tax rate and the recognition of our previously unrecognized income tax attributes; changes in accounting policies and new accounting standards applicable to the Company (including methods of adoption) and their effects; and anticipated impacts; statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; the impact of financial instruments on our earnings; and the fatal incident at the Brucejack Mine, the investigation(s) of such incident and the findings and outcomes of such investigation(s). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic and at the Brucejack Mine on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations; the effectiveness of our COVID-19 management plans, related protocols and preventative measures; the effect of restrictive covenants pursuant to the Loan Facility; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production, gold grade, milling recovery, cash flow and cost estimates, including the accuracy thereof; commodity price fluctuations, including gold and silver price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risks in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation, processing and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; adequate internal control over financial reporting; various tax-related matters; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; maintaining our social license to operate; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; currency exchange rate fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles; the ability of our new officers to successfully transition into their roles; some of our directors’ and officers’ involvement with other natural resource companies; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; our anti-takeover provisions could discourage potentially beneficial third-party takeover offers; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; the adequacy of our environmental, social and governance practices and reporting, and their impact on our reputation and our ability to obtain financing; future sales or issuances of our debt or equity securities; the trading price of our common shares is subject to volatility due to market conditions and our operational and financial performance; our ability to pay dividends in the foreseeable future; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce; planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Mine ; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; and the litigation we are currently involved in. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our other disclosure documents filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

Cautionary Notes to United States Investors

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this news release was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to United States companies. Accordingly, information contained in this news release will not be comparable to similar information made public by United States companies reporting pursuant to SEC disclosure requirements.